                                                                    EXHIBIT 99.2

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               JUNE 30,      DECEMBER 31,
                                                                 2001            2000
                                                              -----------    ------------
                                                              (UNAUDITED)       (NOTE)
ASSETS:
Investment in Globalstar, L.P...............................   $      --      $      --
                                                               =========      =========
Total assets................................................   $      --      $      --
                                                               =========      =========
LIABILITIES AND PARTNERS' CAPITAL:
Current liabilities:
  Equity losses in excess of partnership interests in
     Globalstar.............................................   $ 493,142      $ 461,227
                                                               =========      =========
Partners' capital:
  Partnership interests (18,000 interests outstanding)......   $      --      $      --
  Accumulated deficit.......................................    (493,142)      (461,227)
Total partners' capital.....................................    (493,142)      (461,227)
                                                               ---------      ---------
Total liabilities and partners' capital.....................   $      --      $      --
                                                               =========      =========

---------------
Note: The December 31, 2000 balance sheet has been derived from audited consolidated financial statements at that date.

                          See notes to balance sheets.

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                            NOTES TO BALANCE SHEETS

1.  ORGANIZATION AND BUSINESS

     Loral/QUALCOMM Satellite Services, L.P. ("LQSS"), was formed in November 1993 as a Delaware limited partnership with a December 31 fiscal year end. The general partner of LQSS is Loral/ QUALCOMM Partnership, L.P. ("LQP"), a limited partnership whose general partner is Loral General Partner, Inc. ("LGP"), a subsidiary of Loral Space & Communications Ltd., a Bermuda company ("Loral") and whose limited partners include a subsidiary of QUALCOMM Incorporated ("QUALCOMM").

     LQSS's only activity is acting as the managing general partner of Globalstar. In the first quarter of 2000, Globalstar commenced commercial operations and began the transition from a development stage entity to an operating entity. Prior to the first quarter of 2000, Globalstar devoted substantially all of its efforts to the design, development and construction of the Globalstar System and preparation for commercial operations. In 2000, Globalstar focused on operating the Globalstar System and providing global wireless telecommunications services. At June 30, 2001, LQSS held a 27.6% interest in Globalstar's outstanding ordinary partnership interests. As LQSS's investment in Globalstar is LQSS's only asset, LQSS is dependent upon Globalstar's success and achievement of profitable operations for the recovery of its investment.

     Globalstar operates in one industry segment, satellite telecommunications, providing global mobile and fixed wireless voice and data services.

2.  BASIS OF PRESENTATION

     LQSS is a holding company that acts as a general partner of Globalstar and has no other business or investments. LQSS's sole asset is its investment in Globalstar and LQSS's results of operations reflect its share of the results of operations of Globalstar on an equity accounting basis. Accordingly, LQSS's results of operations only reflect its share of Globalstar's results of operations, as presented on Globalstar's financial statements, and the appropriate amortization and interest associated with this investment.

     On January 16, 2001, Globalstar suspended indefinitely principal and interest payments on its funded debt and dividend payments on its 8% and 9% convertible redeemable preferred partnership interests ("RPPIs") in order to conserve cash for operations. Non-payment of interest on Globalstar's debt instruments, credit facility and vendor financing agreements when they become due, and continuance of non-payment for the applicable grace period, are "events of default" under the terms of each of the debt instruments. An event of default has occurred in connection with Globalstar's $500 million credit facility, its vendor financing facility with QUALCOMM, its 11 3/8% senior notes due February 15, 2004, its 11 1/4% senior notes due June 15, 2004, its 10 3/4% senior notes due November 1, 2004, and its 11 1/2% senior notes due June 1, 2005. Accordingly, for reporting and accounting purposes, Globalstar classified the $500 million credit facility, the QUALCOMM vendor financing and the four senior notes as current obligations.

     Globalstar has retained The Blackstone Group as its financial adviser to assist in evaluating its business plan and developing initiatives, including restructuring its debt, identifying funding opportunities and pursuing other strategic alternatives. At Globalstar's expense, its bondholders have retained legal counsel and financial advisers. Globalstar is currently developing a new business plan that would form the basis for restructuring the company's finances. While this business plan has not been completed, Globalstar has determined that a consolidation of Globalstar and some of its service providers will be required to provide a consistent Globalstar service offering and allow for the operating efficiencies required to bring Globalstar to profitability. The final business plan will likely be based on such a consolidation and will require additional financing to fund operations. If it is unable to effectuate a restructuring acceptable to its creditors, Globalstar will likely be forced to seek protection under the federal bankruptcy laws. Moreover, its creditors may initiate involuntary bankruptcy proceedings against Globalstar.

     Globalstar's announcement in January 2001 of its intention to suspend payments under its long-term obligations and dividend payments on its 8% RPPIs and 9% RPPIs and its difficulty in securing additional financing raise substantial doubt about its ability to achieve successful operations. These factors, in turn, raise doubt regarding LQSS's ability to continue as a going concern. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investment in Globalstar, L.P.

     LQSS accounts for its investment in Globalstar's ordinary partnership interests on an equity basis, recognizing its allocated share of net loss for each period since its initial investment in March 1994. During 1995, LQSS's investment in Globalstar was reduced to zero. Accordingly, LQSS has discontinued providing for its allocated share of Globalstar's net losses and recognized the remaining unallocated losses as a result of its general partner status in Globalstar in proportion to its interests in the general partner interests outstanding. LQSS, as general partner of Globalstar, is jointly and severally liable with the other general partner for the recourse obligations of Globalstar, which LQSS estimates to be approximately $1.4 billion as of June 30, 2001. As a result of its general partner status, LQSS recorded a liability of $ $493.1 million. Future funding or other assets, if any, of GTL may be utilized to fund this general partner liability.

4.  RESTRUCTURING

     During 2001 Globalstar has reviewed its operating costs and implemented cost saving measures. During the first six months of 2001, Globalstar incurred a restructuring charge of approximately $5.0 million, of which $4.1 million has been paid out as of June 30, 2001. The charge consisted of the following: employee separation costs of $0.9 million relating to approximately 80 employees terminated on March 14, 2001; fees paid to Globalstar's restructuring specialists including financial advisors, legal counsel, and other advisors of $3.2 million, and fees paid to the bondholders' legal counsel and financial advisors of $0.9 million, substantially all of which has been paid. Globalstar expects to further reduce its staffing in the third quarter to 180 employees, thus effectively reducing its personnel to the minimum number of employees essential to sustain current operations. The costs related to this reduction in force will be reflected in the third quarter.